UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

ENTEGRIS, INC.

(Name Of Subject Company (Issuer))

ENTEGRIS, INC.

(Name of Filing Persons (Offeror))

Common Shares

(Title of Class of Securities)

29362U104

(CUSIP Number of Class of Securities)

Peter W. Walcott, Esq.

General Counsel and Senior Vice President

Entegris, Inc.

129 Concord Rd.

Billerica, MA 01821 USA

978-436-6500

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

David B. Walek, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$250,000,000	$7,765

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the product of (x) $12.25, the maximum tender offer price and (y) 20,408,163, the maximum number of shares that will be purchased in the tender offer described in this Schedule TO.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,765
Form or Registration No.:	005-60261
Filing Party:	Entegris, Inc.
Date Filed:	May 11, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This amendment supplements the Tender Offer Statement on Schedule TO relating to a tender offer by Entegris, Inc. (“Entegris” or the “Company”), to purchase up to 20,408,163 shares of its common stock, par value $.01 per share, at a price not more than $12.25 nor less than $11.00 per share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 11, 2007 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer.

This Schedule TO-I/A is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. The information on the Schedule TO filed on May 11, 2007, including all schedules and annexes thereto, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Offer to Purchase.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase and any other tender offer materials that discussed sources of funds is supplemented by the following information.

As described in Section 9 (“Sources and Amount of Funds”) and elsewhere in the offer to purchase we expect to finance a portion of the purchase price of the shares tendered to us with new borrowings. We recently obtained a commitment from Wells Fargo Bank, N.A. to provide to us an $85 million credit facility, including a $25 million term loan and $60 million revolving credit, subject to customary conditions. The Wells Fargo facility provides us with an alternative to the bridge loan facility described in Section 9 (“Sources and Amount of Funds”) and elsewhere in the offer to purchase. The following is a summary of the material terms we expect to be included in the Wells Fargo facility.

General. Under the terms of the Wells Fargo facility, we expect to have the ability to borrow $60,000,000 under a revolving credit facility and $25,000,000 under a term loan at close. The term loan is expected to have a maturity date of June 30, 2008 and the Revolving Loan is expected to have a maturity date of June 30, 2010. Borrowing under this facility, together with $175 million of cash on hand, will be sufficient to finance the offer.

Conditions to Borrowings. The borrowing made under the Wells Fargo facility will be subject to certain conditions. The borrowing is expected to be subject to, among other conditions, (i) a reasonably satisfactory review of the then current negotiated terms for (A) the $250 million share repurchase tender offer and (B) long-term debt issuances in connection with the Recapitalization, (ii) no material adverse change prior to closing, and (iii) other customary conditions.

Interest and Fees. We generally may elect that the loans comprising each borrowing bear interest at a rate per annum equal to (a) the Base Rate equal to the higher of the Prime Rate then in effect and the Federal Funds Rate then in effect, plus 0.50% or (b) a LIBOR rate plus a LIBOR Margin ranging from 0.75% to 1.25% depending on leverage.

Mandatory Prepayments. The term loan shall be due and payable in full upon our offering of debt or equity securities (other than pursuant to employee stock plans).

Voluntary Prepayments. Voluntary prepayments and commitment reductions are expected to be permitted, in whole or in part, in minimum amounts without prepayment or penalty, other than customary breakage costs with respect to LIBOR borrowings.

Amortization and Final Maturity. We expect that the Wells Fargo facility will require scheduled quarterly interest payments, with the principal due on the maturity date.

Guarantors. The Wells Fargo facility is expected to be guaranteed by our existing and future direct and indirect domestic subsidiaries.

Security. We expect that we, and each Guarantor, will be required to pledge 65% of the stock of each material foreign subsidiary.

Restrictive Covenants and Other Matters. We expect that the Wells Fargo facility will require that we comply on a quarterly basis with certain financial covenants. In addition, we expect that the Wells Fargo facility will include negative covenants, subject to exceptions, restricting or limiting our ability and the ability of our subsidiaries to, among other things:

•	sell or pledge assets;

•	alter the business we conduct;

•	engage in mergers, acquisitions and other business combinations;

•	declare dividends or redeem or repurchase capital stock;

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	make loans and investments;

•	incur liens; and

•	enter into transactions with affiliates.

The Wells Fargo facility is expected to contain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breaches of representations and warranties, covenant defaults, certain events of bankruptcy, certain events under ERISA, material judgments, and any change in control. If such an event of default occurs, the lenders under the Wells Fargo facility would be entitled to take various actions, including the acceleration of amounts due under the Wells Fargo facility and all actions permitted to be taken by an unsecured creditor.

Proceeds. We expect that borrowings under the Wells Fargo facility would be used to pay the purchase price for the shares purchased in the offer, as well as to pay all related fees and expenses. We will also use the revolving credit portion of the Wells Fargo facility for general corporate purposes.

Refinancing of Wells Fargo Facility.

We expect to refinance the entire term loan and a portion of the revolving loan with a long-term debt issuance of term notes or a bank loan. We are currently negotiating the terms and availability of this debt issuance. No assurance, however, can be given that we will be able to obtain acceptable terms for this debt issuance, in which case, we would continue to have outstanding borrowings under the term loan facility.

ITEM 12. EXHIBITS

See Exhibit Index immediately following the signature page.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Entegris, Inc.

Dated: May 29, 2007	By:	/s/ PETER W. WALCOTT
	Name:	Peter W. Walcott
	Title:	Senior Vice President

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)(A)	Offer to Purchase dated May 11, 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Letter to Participants in the Company’s 401(k) Plan.*

(a)(1)(G)	Form of Letter to Shareholders supplementing the information provided in the offer to purchase and describing the commitments under the Wells Fargo facility.

(a)(5)(A)	Press Release issued on May 10, 2007.*

(a)(5)(B)	Form of Summary Advertisement.*

(b)	Commitment Letter dated May 11, 2007, by and among the Company, Goldman Sachs Credit Partners L.P. and Citigroup Global Markets Inc.*

(b)(1)	Commitment Letter dated May 25, 2007, by and among the Company and Wells Fargo Bank, N.A.

(d)(1)	Entegris, Inc. 2000 Employee Stock Purchase Plan.(1)

(d)(2)	Form of Entegris, Inc. 2001 Equity Incentive Plan.(2)

(d)(3)	Entegris, Inc. 2003 Employment Inducement and Acquisition Stock Option Plan.(3)

(d)(4)	Entegris, Inc. 1999 Long Term Incentive Plan and Stock Option Plan.(1)

(d)(5)	Entegris, Inc. 401(k) Savings and Profit Sharing Plan.(4)

(d)(6)	Entegris, Inc. Outside Directors Stock Option Plan.(1)

(1)	Incorporated by reference to the Entegris, Inc. Registration Statement, filed on Form S-1 on March 31, 2001.

(2)	Incorporated by reference to Exhibit 10.1 to Mykrolis Corporation Form S-1 Registration Statement filed on June 5, 2001.
(3)	Incorporated by reference to Exhibit 10.6 to Mykrolis Corporation Form 10-Q for the period ended September 27, 2003.
(4)	Incorporated by reference to Exhibit 10.35 to the Entegris Inc. Annual Report on Form 10-K for the period ended August 27, 2005 filed on November 21, 2005.
*	Filed with the Company’s Schedule TO on May 11, 2007